UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9083

REPORT PERIOD
October 1, 1999 to December 31, 1999

In the Matter of

CENTRAL AND SOUTH WEST CORPORATION, ET AL

      Central and South West Corporation ("CSW") hereby certifies on behalf of itself and its wholly owned nonutility subsidiaries, CSW Energy, Inc. ("Energy") and EnerShop, Inc. ("EnerShop"), that during the period from October 1, 1999 through December 31, 1999 (the "Reporting Period"):

Guarantees:

             Obilgor                  Amount              Beneficiary
            ---------                --------            -------------
          CSW/Enershop              $  226,800      Citibank Leasing, Inc.
           CSW/Energy               32,341,788        Eastex Engineers &
                                                       Constructors (JV)
             Energy                  8,700,000     Aarlborg Industries, Inc.
             Energy                 17,500,000       Eastman Chemical Co.
             Energy                  1,357,003      Westdeutsche Landesbank
                                  --------------
        Total Guarantees          $ 60,125,591
                                  ==============


Letters of Credit

             Obligor                  Amount              Beneficiary
            ---------                --------            -------------
            CSW/CSWE                $1,200,000         General Electric
          CSW/Enershop               4,400,000        State of Louisiana
             CSW/ESI                   100,000        1 Security Deposit
                                  --------------
     Total Letters of Credit       $ 5,700,000
                                  ==============


Authorization in Order 70-9083    $250,000,000
Total Guarantees and Letters of
Credit                             (65,825,591)
                                  --------------
Unused Authorization              $184,174,409
                                  ==============


      Amounts shown are aggregate outstanding amounts as of December 31, 1999.

      Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of CSW, et al, in File No. 70-9083, and in accordance with the terms and conditions of the SEC's order dated October 21, 1997, permitting said Application-Declaration to become effective.


      Dated:            February 28, 2000


                              CENTRAL AND SOUTH WEST CORPORATION
                              CSW ENERGY, INC.
                              ENERSHOP, INC.

                              BY:  CENTRAL AND SOUTH WEST CORPORATION


                              BY: /s/ Lawrence B. Connors
                                      Lawrence B. Connors
                                      Controller